# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Gap, Inc., CIK 0000039911
CUSIP: 364760108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Two Folsom Street, San Francisco, California (CA), 94105
Date of event which requires filing of this statement: 09/02/2026
Amends the filing with accession number 0001104659-17-000291
Filed by CIK 0001079847
Persons authorized to receive notices and communications: Jane Spray, Pisces, Inc., 1300 Evans Avenue, No. 880154, San Francisco, California (CA), 94188, 415-288-0540

## Reporting persons
- John J. Fisher (CIK 0001079847): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 32,390,617; shared voting power 9,021,051; sole dispositive power 36,778,416; shared dispositive power 9,021,051; aggregate amount beneficially owned 45,799,467 (13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: The Gap, Inc.
Address of issuer's principal executive offices: Two Folsom Street, San Francisco, California (CA), 94105
Comment:
This statement on Schedule 13D (this "Statement") relates to Common Stock, par value $0.05 per share (the "Common Stock"), of The Gap, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

This Statement amends the prior statement on Schedule 13D filed by John J. Fisher and FCH TBML LLC with the Securities and Exchange Commission on January 3, 2017, and amended on May 19, 2017, November 2, 2018, April 10, 2020, April 8, 2022, September 2, 2022, September 20, 2023, June 7, 2024 and March 12, 2025 (as amended, the "Schedule 13D").

## Item 2. Identity and Background
Name of person filing:
This Statement is filed by John J. Fisher (the "Reporting Person").

Neither the filing of this Statement nor anything contained herein shall be construed as an admission that the Reporting Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, or that the Reporting Person and any other person constitute a "group" for any purpose.
Residence or business address: The address of the principal business office for the Reporting Person is c/o Pisces, Inc., 1300 Evans Avenue, No. 880154, San Francisco, California 94188.
Present principal occupation or employment: The Reporting Person is executive vice chairman of Pisces, Inc., which is a family management company. The business address of Pisces, Inc. is 1300 Evans Avenue, No. 880154, San Francisco, California 94188.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person is deemed to beneficially own certain shares of Common Stock of the Issuer as reflected in this Statement. No consideration was used to acquire beneficial ownership of the shares of Common Stock of the Issuer by the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Statement is filed on behalf of the Reporting Person to update the beneficial ownership information from that reported in the Schedule 13D.

The Reporting Person reviews their investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Person under the federal securities laws, determine to increase or decrease their respective ownership of shares of the Issuer's Common Stock through purchases or sales of such Common Stock of the Issuer in the open market, in privately negotiated transactions or by gift or other transfers as circumstances dictate. From time to time, the Reporting Person has transferred shares to various entities controlled by him, disposed of certain shares to third parties by gift and sold shares of Issuer Common Stock in the open market and in privately negotiated transactions, and the Reporting Person may do so in the future. The review of his investment in the Issuer by the Reporting Person will depend on various factors, including the Issuer's business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Person regarding his investment in the Issuer. At the time of filing this Statement, the Reporting Person has no plans to sell or to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

At the time of the filing of this Statement, except as disclosed herein, the Reporting Person has no present plans or proposals in his capacity as a stockholder which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the Board of Directors or management of the Issuer or any of its subsidiaries, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (x) any action similar to any of those described above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Statement, the Reporting Person beneficially owns, has the sole or shared power to vote, and has the sole or shared dispositive power over, respectively, the number of shares of Common Stock listed below, representing approximately the percentage of shares of Common Stock of the Issuer outstanding as of August 21, 2026 identified below. As reported by the Issuer, there were approximately 351,270,137 shares of Common Stock outstanding as of August 21, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person's beneficial ownership includes (a) 14,374,253 shares beneficially owned as trustee of trusts with sole dispositive and voting power, (b) 7,810,374 shares beneficially owned as a co-trustee of trusts of which he shares dispositive and voting power (including shares held by the trusts through a limited liability company), (c) 31,518 shares owned as community property with his spouse with shared dispositive and voting power, (d) 4,387,799 shares for which John J. Fisher has proxies granting him sole dispositive power, (e) 1,179,159 shares beneficially owned as a co-trustee of trusts organized exclusively for charitable purposes over which he shares dispositive and voting power, and (f) 18,016,364 shares beneficially owned through Delaware limited partnerships over which he has sole dispositive and voting power. In addition to the shares identified in the table above, John J. Fisher's spouse separately owns 51,692 shares over which Mr. Fisher has no dispositive or voting control.
Transactions in the class effected during the past sixty days:
On September 2, 2026, Delaware limited partnerships of which John J. Fisher is general partner effected a pro rata distribution of 4,003,636 shares to its partners for no consideration.

On September 2, 2026, trusts of which John J. Fisher is a co-trustee distributed 2,785,634 shares.
Other persons with the right to receive dividends or sale proceeds: Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain shares of Common Stock that are beneficially owned by the Reporting Person. Specifically, but without limitation, members have no voting or dispositive power over the shares of Common Stock held by certain limited partnerships but have the right to receive distributions as determined solely by the Reporting Person in respect of their partnership interests in such limited partnerships. As reflected in Item 5 above, the Reporting Person also beneficially owns shares held by partnerships or trusts established for the benefit of others.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Omitted as no longer in effect.

Exhibit 2 - Power of Attorney, dated December 15, 1998 (incorporated by reference to Exhibit A to John J. Fisher's Schedule 13G filed on February 12, 2002 with SEC Accession Number 0000912057-02-005134).

Power of Attorney, dated December 16, 2016 (incorporated by reference to Exhibit 2 to the Reporting Persons' Schedule 13D filed on January 3, 2017).

Exhibit 3 - Omitted as no longer in effect.

## Signatures
- John J. Fisher: /s/ Jane Spray, Attorney-in-Fact (09/04/2026)
Comment: This Schedule 13D/A was executed by Jane Spray as Attorney-in-Fact for (i) John J. Fisher pursuant to the Power of Attorney granted thereby as previously filed with John J. Fisher's Schedule 13G filed with the SEC on February 12, 2002.